02018634

VK 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41204

FEB 2 8 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sturdivant & Co., Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza 1000 at Main Street Suite 200
(No. and Street)

Voorhees (City) New Jersey (State) 08043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey R. deKrafft (856) 751-1331
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name — *if individual, state last, first, middle name*)

One Logan Square Suite 2929 (Address) Philadelphia, (City) Pa (State) 19103 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AH
3/14/2002

OATH OR AFFIRMATION

I, Harvey R. deKrafft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sturdivant & Co., Inc., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MICHAEL P. SWALLOW
Notary Public of New Jersey
My Commission Expires
01/13/2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Control Structure required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page(s)
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3 - 7
SUPPLEMENTAL REPORT:	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	8 - 9

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Logan Square
Philadelphia, PA 19103
Tel (215) 561-7300
Fax (215) 569-8709
E-mail: philadelphia.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

The Stockholders
Sturdivant & Co., Inc.
Voorhees, New Jersey

We have audited the accompanying statements of financial condition of Sturdivant & Co., Inc. (the Company) as of December 31, 2001 and 2000, that you are filing pursuant to rule 17a-5(e)3 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturdivant & Co., Inc. at December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

Mitchell & Titus, LLP

Philadelphia, Pennsylvania
February 19, 2002

STURDIVANT & CO., INC.

Statements of Financial Condition

As of December 31,

	2001	2000
ASSETS		
Cash and cash equivalents	$ 642,224	$ 1,541,331
Receivable from clearing brokers	46,542	116,548
Investment advisory fees receivable	90,000	230,686
Underwriting fees receivable	299,526	-
Property and equipment, less accumulated depreciation and amortization of $383,126 in 2001 and $364,890 in 2000	15,038	21,897
Investments	25,000	-
Other assets	48,879	20,063
Total assets	1,167,209	1,930,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	112,541	197,819
Accrued compensation and related expenses	-	299,988
Profit-sharing contributions payable	65,455	65,884
Total liabilities	177,996	563,691
Stockholders' equity		
Common stock, no par value, authorized 1,000 shares, issued 594.22 shares	99,361	99,361
Additional paid-in capital	2,308,658	1,018,658
Retained earnings	231,194	248,815
Less: Treasury stock, at cost (common stock - 59.36 shares)	(1,650,000)	-
Total stockholders' equity	989,213	1,366,834
Total liabilities and stockholders' equity	$ 1,167,209	$ 1,930,525

The accompanying notes are an integral part of these statements.

1. NATURE OF OPERATIONS

Sturdivant & Co., Inc. (the "Company") is a broker-dealer located in Voorhees, New Jersey and its operations primarily consist of securities transactions on an agency basis and investment advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers Regulation, Inc. (NASD).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting has been completed, and the amount of the fees is reasonably determinable.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Significant additions or improvements extending the asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Method
Furniture and fixtures	5 years	Double-declining balance
Computer equipment	5 years	Double-declining balance
Leasehold improvements	Remaining term of lease	Straight-line

Income Taxes

The Company's stockholders have elected to treat the Company as an "S" Corporation. As such, the individual stockholders are liable for Federal and substantially all state taxes on income and receive a benefit from losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of ninety days or less.

Treasury Stock

Treasury stock is accounted for under the cost method. Under the cost method, the gross cost of the shares reacquired is charged to treasury stock in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, is as follows:

	2001	2000
Furniture and fixtures	$ 210,015	$ 210,015
Computer equipment	188,149	176,772
	398,164	386,787
Less: accumulated depreciation and amortization	383,126	364,890
	$ 15,038	$ 21,897

4. TREASURY STOCK PURCHASE

In October 2001, the Company repurchased 59.36 shares of the Company's common stock held by a departed shareholder for $1,650,000. This amount was established as the fair value of the common stock by an NASD arbitration panel. Also see Note 6.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2001 and 2000, the Company entered into temporary subordinated loan agreements for the purpose of underwriting commitments for initial public offerings. These loans are in accordance with agreements approved by the NASD. These notes are subordinated to claims of general creditors and have a maximum maturity date of 45 days. There were no outstanding temporary subordinated loans as of December 31, 2001 and 2000.

6. COMMITMENTS AND CONTINGENCIES

The Company has clearance agreements with six clearing brokers. Pursuant to the agreements with two of the brokers, the Company is required to maintain minimum net capital of $75,000 and $150,000, respectively. In the event that net capital falls below $150,000, the Company's stockholders have personally guaranteed any obligations to one of the clearing brokers.

The Company is obligated under an operating lease extension for office space, which commenced in October 2001 and expires in September 2002 for monthly rent of $5,929. The lease contains a provision requiring the Company to pay property taxes and certain operating expenses, which exceed base period amounts.

Future minimum annual rent under the existing office lease agreement is $53,361 for 2002.

In February 1998, the Company filed a statement of claim with the NASD against a stockholder for wrongfully failing and refusing to sell his shares in the Company pursuant to the terms of the Shareholders' Agreement. The Company and the remaining shareholders sought an award of specific performance of the Shareholders' Agreement and other consideration. The departed shareholder asserted a counterclaim against the Company for alleged violations and sought monetary damages and equitable relief including the purchase of his shareholder's interest at a premium.

As a result of the NASD arbitration, the Company's request for specific performance under the Shareholders' Agreement was granted and all counterclaims against the Company were denied by the NASD arbitration panel in November 2000. The arbitration panel set a purchase price of the shareholder's stock at $1,650,000. The Company had not exercised its right to specific performance (with respect to purchasing the shares), and management believed there was no corporate obligation on part of the Company to the shareholder at December 31, 2000.

6. COMMITMENTS AND CONTINGENCIES (continued)

In December 2000, the Company filed with the U.S. District Court for the District of New Jersey to dismiss the amount determined by the NASD arbitration panel for the purchase of the shareholders' stock in the Company.

In September 2001, the U.S. District Court upheld the arbitration panel's value of the stock at $1,650,000 and required that the departed shareholder renounce any and all ownership interest upon the Company's payment in accordance with the terms of the arbitration agreement. In October 2001, the Company purchased the common stock of the departed shareholder for $1,650,000 plus interest of $94,290.

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2001 and 2000, there were no open underwriting commitments.

7. 401(K) PROFIT-SHARING PLAN

The Company's 401(K) profit-sharing plan covers substantially all of its employees who meet certain eligibility requirements. Matching contributions by the Company to the plan are made at the discretion of the Board of Directors.

8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to the six clearance agreements mentioned in Note 6, the Company introduces all of its customers' securities transactions to these clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of these clearing brokers. Under certain conditions as defined in the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying customer accounts introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts introduced by the Company.

Pursuant to these clearance agreements, the Company has a receivable from the clearing brokers aggregating approximately $47,000 and $117,000 at December 31, 2001 and 2000, respectively.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (continued)

At December 31, 2001 and 2000, approximately 96% and 76% of the Company's investment advisory fees receivable were due from two clients, respectively. Approximately 96% and 76% of the Company's investment advisory fees were being generated from these two clients at December 31, 2001 and 2000, respectively.

During 2001 and 2000, the Company maintained its cash and cash equivalents at two financial institutions. The Federal Deposit Insurance Corporation insures the accounts at one institution up to $100,000. Cash and cash equivalents maintained at the other institution are insured by Securities Investor Protection Corporation (SIPC) and a separate excess SIPC bond issued by another insurance company. At December 31, 2001 and 2000, the Company's uninsured cash balance was approximately $0 and $51,500, respectively.

10. RELATED PARTY TRANSACTIONS

Included in other assets in the statement of financial condition as of December 31, 2001 are amounts, totaling $24,600, due from an entity in which the shareholders of the Company are investors.

11. CORPORATE RESTRUCTURING

During 2001, the Company's principal shareholders formed a Limited Liability Corporation, S&D Financial Holdings, LLC (S&D). The shareholders will be sole members of the LLC with 80% and 20% interest, respectively. The shareholders of the Company intend to transfer their stock ownership in the Company to S&D in 2002. The shareholders of the Company will own the same interest in S&D as they did in the Company. It is expected that these transactions will not result in a change of control of the Company. There was no financial activity reported for S&D in 2001.

SUPPLEMENTAL REPORT

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Logan Square
Philadelphia, PA 19103
Tel (215) 561-7300
Fax (215) 569-8709
E-mail: philadelphia.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Stockholders
Sturdivant & Co., Inc.
Voorhees, New Jersey

In planning and performing our audits of the statements of financial condition of Sturdivant & Co. Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

New York City • Philadelphia • Washington, D.C.

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used, and should not be by anyone other than these specified parties.

Mitchell & Titus, LLP

Philadelphia, Pennsylvania
February 19, 2002